March 22, 2017
VIA EDGAR

Mr. W. John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Cavco Industries, Inc. File No. 0-8822
Dear Mr. Cash:
On behalf of Cavco Industries, Inc. (“Cavco” or the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2017. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the Fiscal Year Ended April 2, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 38
1. We note that in prior annual and quarterly Exchange Act filings you separately disclosed the number of factory-built homes sold through Company-owned retail sales centers and the number sold through independent retailers, builders, and communities during each period presented. Based on the impact that changes in these sales channels have on revenue per home sold and gross profit margin, it appears to us you should revise future annual and quarterly filings to continue to provide these disclosures.
Cavco Response:
We acknowledge the Staff’s comment to disclose the number of homes sold by sales channel and will do so, commencing with our April 1, 2017 Annual Report on Form 10-K.

Other Matters - Related Party Transactions, page 50
2. We note your disclosure that Mr. Stegmayer made a $1.1 million payment in July 2015 to Cavco representing the repayment of performance bonuses that were determined to be in excess of the 2005 Stock Incentive Plan limits related to fiscal 2012, 2014, and 2015. Please provide us with more detail regarding the circumstances surrounding the need for such repayment. Please also tell us what consideration you gave, if any, to including a discussion of such repayment in the Compensation Discussion and Analysis, Summary Compensation Table or Transactions with Related Persons sections of your Definitive Proxy Statement on Schedule 14A. Please refer to Question 117.03 of our Regulation S-K Compliance and Disclosure Interpretations.
Cavco Response:
In response to the Staff’s request for more detail regarding the circumstances surrounding the need for Mr. Stegmayer’s repayment of $1.1 million in July 2015, we refer the Staff to the following:

U. S. Securities and Exchange Commission
March 22, 2017

•On June 11, 2015, the Company filed with the Commission its Definitive Proxy Statement (DEF 14A) relating to the Company’s Annual Meeting of Stockholders to be held on July 9, 2015 (the "Definitive Proxy Statement").
•On June 26, 2015, the Company filed with the Commission a "Notice of Postponement of 2015 Annual Meeting of Stockholders" (DEFA14A), reflecting the Company’s postponement of the July 9, 2015 Annual Meeting of Stockholders "to give the Company additional time to address an incentive compensation issue that recently came to the Company’s attention and which will require revisions to the Company’s proxy statement."
•On September 2, 2015, the Company filed with the Commission "Amendment No. 1 to Proxy Statement" (DEFR14A) ("Amendment No. 1"), which included a detailed "Explanatory Note" on page 1 of that filing regarding the conflicting provisions of Mr. Stegmayer’s employment agreement and the Company’s 2005 Stock Plan. Specifically, the Explanatory Note stated that "the non-equity incentive compensation paid to Joseph H. Stegmayer, the Company’s Chairman, Chief Executive Officer and President, pursuant to his Amended and Restated Employment Agreement exceeded a $1,000,000 annual limit on cash awards made pursuant to the Cavco Industries, Inc. 2005 Stock Incentive Plan (the "2005 Stock Plan") in fiscal years 2012, 2014 and 2015. The total excess incentive compensation that Mr. Stegmayer received for these years was $1,084,580. The Company’s compensation committee requested that Mr. Stegmayer repay to the Company such excess amount, which Mr. Stegmayer repaid in full in July 2015."
Amendment No. 1 amended the Definitive Proxy Statement and included, among other things, corrections to the Non-Equity Incentive column of the Summary Compensation Table, footnote disclosure of the amount of non-equity incentive initially paid to Mr. Stegmayer, and corrections to page 18 of the Definitive Proxy Statement, which related to the "Incentive Compensation" portion of the "Compensation Discussion and Analysis." Amendment No. 1 did not include any corrections to the "Transactions with Related Persons" portion of the Definitive Proxy Statement (see pages 35-36 of the Definitive Proxy Statement) because, pursuant to Instruction 5(a) of Item 404 of Regulation S-K ("Transactions with related persons, promoters, and certain control persons"), disclosure of a transaction involving an executive officer and any related compensation need not be provided under Item 404 if the compensation arising from the relationship is reported under Item 402 of Regulation S-K ("Executive compensation"). As described above, pursuant to Item 402 of Regulation S-K, the Company fully disclosed Mr. Stegmayer’s compensation, including the repayment of the total excess incentive compensation, in the Definitive Proxy Statement, as amended by Amendment No. 1.
With respect to the Staff’s reference to Question 117.03 of the Regulation S-K Compliance and Disclosure Interpretations, we note that Question 117.03 relates to the determination of executive officer status following a "claw-back," which can be distinguished from the Company’s circumstances in that Mr. Stegmayer’s status as an executive officer was not impacted by the repayment. Moreover, the repayment was not a "claw-back" in the traditional sense in that it was not based on fraud or malfeasance by the executive; rather, it was the result of an administrative error in which the executive was not involved. In any event, in both the "Summary Compensation Table" and the "Compensation Discussion and Analysis" in the Definitive Proxy Statement," as amended by Amendment No. 1, the Company fully disclosed the circumstances giving rise to Mr. Stegmayer’s repayment of the excess incentive compensation, the amount of that repayment, and the corrected incentive payment amounts.
Finally, we note that the Definitive Proxy Statement, as amended by Amendment No. 1, included a new proposal to amend the Company’s 2005 Stock Plan, primarily to eliminate the very conflict which gave rise to the need for the repayment. The Company’s stockholders overwhelmingly approved this proposal with 96.5% of 8,568,698 shares outstanding voting in favor of the proposal. We believe this result reflects the stockholders’ understanding of the issues giving rise to Mr. Stegmayer’s repayment of the excess incentive compensation.

Consolidated Financial Statements, page F-1

Note 11. Warranties, page F-28
3. Please revise future filings to disclose and discuss the reasons for material changes in home warranty expenses, relative to revenues or units sold, during each period, here or in critical accounting policies in MD&A.

U. S. Securities and Exchange Commission
March 22, 2017

Cavco Response:
We acknowledge the Staff’s comment and will expand our discussion of changes in home warranty expenses, if material, commencing with our April 1, 2017 Annual Report on Form 10-K.

Note 16. Stock-Based Compensation, page F-36
4. Please more fully explain to us why you believe it is appropriate to use the simplified method to estimate the expected life of your stock options. Please also tell us when you expect sufficient historical information to be available to you to determine expected life assumptions and address the impact that your current approach has had on your financial statements. Refer to SAB Topic 14.D.2.
Cavco Response:
The Company has tracked stock option grant and exercise activity on an employee-by-employee basis since the inception of the stock incentive plan. Late in fiscal year 2016, the Company re-evaluated the use of the simplified method for estimating the expected life of stock options and undertook an analysis of its historical option activity. At that time, it was determined that sufficient, relevant historical data existed. Therefore, the Company began utilizing this experience when estimating the useful life of a stock option grant with this methodology being applied to all grants in fiscal year 2017. Had this new methodology been applied to all grants in fiscal year 2016, stock compensation expense would have increased by approximately $17,000, which was not considered material. Commencing with our April 1, 2017 Annual Report on Form 10-K, the Company's disclosures will reflect the use of historical experience in calculating the expected life of stock options.

Note 18. Fair Value Measurements, page F-39
5. We refer to your table of financial instruments for which fair value is disclosed but not required to be recognized in the balance sheet on a recurring basis. Please provide us, and revise future filings to more fully disclose, the valuation techniques and inputs you use in the fair value measurement of each instrument categorized in Level 2 or Level 3 of the fair value hierarchy. Refer to ASC 820-10-50-2(bbb), ASC 820-10-50-2E, ASC 820-10-50-2(f), and ASC 825-10-50-10.
Cavco Response:
We plan to revise our future disclosures, commencing within Note 18 to the Consolidated Financial Statements to be included in the 2017 Form 10-K, as follows:
Financial instruments for which fair value is disclosed but not required to be recognized in the balance sheet on a recurring basis are summarized below (in thousands):

	April 2, 2016
	Total	Level 1	Level 2	Level 3
Loans held for investment	$110,241	$—	$—	$110,241
Loans held for sale	9,270	—	9,270	—
Loans held—construction advances	6,566	—	—	6,566
Commercial loans receivable	25,688	—	—	25,688
Securitized financings	(60,220)	—	(60,220)	—
Non-marketable equity investments	14,841	—	—	14,841

U. S. Securities and Exchange Commission
March 22, 2017

No recent sales have been executed in an orderly market of manufactured home loan portfolios with comparable product features, credit characteristics, or performance. Therefore, loans held for investment are measured using Level 3 inputs that are calculated using estimated discounted future cash flows from the evaluation of loan credit quality and performance history to determine expected prepayments and defaults on the portfolio, discounted with rates considered to reflect current market conditions. Loans held for sale are measured at the lower of cost or fair value using Level 2 inputs that consist of quoted market prices for mortgage backed securities or investor purchase commitments for similar types of loan commitments on hand from investors. These loans are held for relatively short periods, typically no more than 45 days. As a result, changes in loan-specific credit risk are not a significant component of the change in fair value and changes are largely driven by changes in interest rates or investor yield requirements. The cost of loans held for sale is lower than the fair value as of April 2, 2016. As noted above, activity in the manufactured housing asset backed securities market is infrequent, with no reliable market price information. As such, to determine the fair value of securitized financings, management evaluates the credit quality and performance history of the underlying loan assets to estimate expected prepayment of the debt and credit spreads, based on market activity for similar rated bonds from other asset classes with similar durations.

Note 19. Employee Benefit Plans, page F-42
6. Please revise future filings to disclose and discuss the reasons for material changes in medical claims expenses during each period here or in MD&A.
Cavco Response:
We acknowledge the Staff’s comment and will expand our discussion of changes in medical claims expenses, if material, commencing with our April 1, 2017 Annual Report on Form 10-K.

***
We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-256-6263 (or via facsimile at 602-256-6189) with any questions, or if you wish to discuss the above response.

Very truly yours,
/s/ Daniel L. Urness
Daniel L. Urness
Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)

Cc:	Matthew Feeney, Snell & Wilmer LLP Mel Hudson, RSM US LLP